May 19, 2006

Mail Stop 3561

via U.S. mail and facsimile

Frank Aiello
#8 3927 Edmonton Trail N.E.
Calgary,
Alberta, CANADA T2E6T1

Re: Cal Alta Auto Glass, Inc.
       Registration Statement on Form 10-SB, Amendment 6, filed
April
10, 2006
       Forms 10-KSB for the year ended 12-31-05 filed April 10,
2006
       10-QSB for the period ended 3-31-06 filed May 16, 2006
       File No. 0-51227

Dear Mr. Aiello:

We have the following comments on your filings. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

Notes to the Consolidated Financial Statements As of December 31,
2004

Note 10.  Related Party Transaction, page 47
1. We note your response to our previous comment 2. Please provide us with the underlying basis for the conclusions communicated in your response. Please fully describe the total equity investment of FAA and Westcan, as defined in paragraph 5 of FIN 46R. Explain why you believe the total equity investment at risk is sufficient to permit each entity to finance its activities without additional subordinated financial support, as discussed in paragraphs 5, 9 and 10 of FIN 46R.
For each company, discuss each of the characteristics of a controlling financial interest in paragraphs 5(b)(1) - (3). Discuss the voting rights and other terms and conditions of equity agreements, the entities` governing documents or other agreements and explain the impact of key provisions on your analysis of whether the holders of the equity investment at risk lack any of the characteristics of a controlling financial interest.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Liquidity and Capital Resources, page 11
2. Indicate the terms of the "overdraft protection"; i.e., interest rates, personal guarantees, documentation, etc. The documentation should be filed as an exhibit.

Item 8A. Controls and Procedures, page 32
3. Please comply with Regulation S-B, Item 308(a)(1), (2) and (3),
(a)(4), (b) and (c). Please note the references in Item 308 to the
Exchange Act, Rule 13a-5(c), (d) and (f). Also, please note that your statement that "[t]here have been no significant changes in our internal controls" is not sufficiently specific. See Item 308(c).
4. Please reference the third sentence of this section: "Based upon that evaluation, the Chief Executive Officer has concluded that the disclosure controls and procedures effectively alert management to material information related to the Company in a manner which allows timely decisions regarding required disclosures of such information."
Please revise the sentence to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act, Rule 13a-15(e).
5. We note the fourth sentence of this section: "In the design and evaluation of our disclosure controls and procedures, management has recognized that risks of misstatements due to error, failures in compliance, or changes in conditions are inherent in any cost-effective control system. Thus, management can provide only reasonable assurance that its controls and procedures will achieve their stated goals under all potential future conditions." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

Certain Relationships and Related Transactions, page 36
6. Clarify how long FAA Enterprises has been indebted to the Cal
Alta
and the original amount of the loan. Indicate the interest rate on the $21,813 balance.
7. The reference to "the receivable to FAA Enterprises" is incorrect.

Signatures
8. Please revise the signature page of the Form 10-KSB to provide a signature by the "principal executive officer," the "principal financial officer," the "controller" or "principal accounting officer." Indicate the capacity in which each person signs the report.

10-QSB for the Quarter Ended March 31, 2006

Item 3. Controls and Procedures
9. Please comply with Item 307 of Regulation S-B, including the conclusions of your principal executive and principal financial officers, or persons performing similar function, regarding the effectiveness, not of the "design and operation of your disclosure controls and procedures (our emphasis)," but the effectiveness of your disclosure controls and procedures. See Rule 13a-15(e) of the
Exchange Act for a definition of disclosure controls and procedures.
10. Please comply fully with Item 308(c) of Regulation S-B.

Signatures
11. Please revise the signature page of the Form 10-QSB to provide a signature by the "principal executive officer," the "principal financial officer," and the "controller" or "principal accounting officer." Indicate the capacity in which each person signs the report.

Closing Comments

	Please amend the above filings in response to these comments. Provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551- 3396 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:   By facsimile to Frank Aiello
	At (403) 216-3479
Frank Aiello, President
Cal Alta Auto Glass, Inc.
May 19, 2006
Page 4